UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INOTIV, INC.
Full Name of Registrant

2701 Kent Avenue

Address of Principal Executive Office (Street and Number)

West Lafayette, IN 47906
City, State and Zip Code

Copy of all Communications to:

Stephen J. Hackman, Esq.

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, Indiana 46282-0200

(317) 236-2289

 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its  Form 10-Q  for the three month period ended December 31, 2021 within the prescribed time period without unreasonable effort and expense due to the inability to complete required accounting procedures related to the consolidation and provisional fair value amounts for assets acquired, liabilities assumed and noncontrolling interests in three acquisitions that were completed during the quarter. It is anticipated that the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Beth A. Taylor	765	497-8381
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ YES ☐ NO

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  YES  ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Company's Form 10-Q is expected to reflect significant changes in its results of operations from the corresponding period for the last fiscal year as set forth in the condensed consolidated statements of operations included with the Company's press release dated February 10, 2022 furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K furnished to the SEC on February 10, 2022. These changes are the result of both organic growth and multiple acquisitions that were completed following the end of the comparable period in the prior year as described in the press release. The condensed consolidated statements of operations as included with the press release and expected to be included in the Form 10-Q are attached hereto.

INOTIV, INC.
(Name of Registrant as Specified in Charter)

Inotiv, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

INOTIV, INC.

By:	/s/ Beth A. Taylor
	Name:	Beth A. Taylor
	Title:	Chief Financial Officer and Vice President-Finance

INOTIV, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended
	December 31,
	2021	2020
Service revenue	$38,176	$17,032
Product revenue	46,035	853
Total revenue	84,211	17,885
Costs and expenses:
Cost of services provided (excluding amortization of intangible assets)	24,209	11,597
Cost of products sold (excluding amortization of intangible assets)	40,677	411
Selling	2,738	625
General and administrative	13,252	4,882
Amortization of intangible assets	3,396	160
Other operating expense	33,580	196
Operating income	(33,641)	14
Other income (expense):
Interest expense	(4,828)	(347)
Other (expense) income	(57,727)	—
Income (loss) before income taxes	(96,196)	(333)
Provision for income taxes	12,785	(33)
Consolidated net income (loss)	$(83,411)	$(366)
Less: Net income (expense) attributable to noncontrolling interests	(364)	—
Net income (loss) attributable to common shareholders	(83,047)	(366)

Earnings per common share
Net income attributable to common shareholders:
Basic and diluted	$(3.93)	$(0.03)

Weighted-average number of common shares outstanding:
Basic and diluted	21,124	11,016

Note – Certain prior quarter amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.